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                                July 10, 2020

       James Nathanielsz
       Chief Executive Officer
       Propanc Biopharma, Inc.
       302, 6 Butler Street
       Camberwell, VIC, 3124 Australia

                                                        Re: Propanc Biopharma,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed June 26, 2020
                                                            File No. 333-238240

       Dear Mr. Nathanielsz:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 27, 2020 letter.

       Form S-1 filed June 26, 2020

       Cover Page

   1. We note your response to our prior comment 1 and reissue it in part. Please revise your registration statement
to clarify, if true, that this is a secondary offering. In this regard, we note that some of your
disclosures indicate that are conducting a primary offering of your securities rather than
registering a resale transaction. For instance, and without limitation, we note your disclosure
on page 39 that the company is offering certain securities and on page 41 where you
discuss the company's use of offering proceeds.
 James Nathanielsz
FirstName  LastNameJames
Propanc Biopharma,  Inc. Nathanielsz
Comapany
July       NamePropanc Biopharma, Inc.
     10, 2020
July 10,
Page  2 2020 Page 2
FirstName LastName
Selling Stockholder, page 66

2. We refer to prior comment 2. Please revise to identify the individual(s) with dispositive and voting control over the Ionic Ventures shares.
       Please contact Courtney Lindsay at (202) 551-7237 or Joseph McCann at
(202) 551-6262
with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences